Exhibit 12.1

ANTERO RESOURCES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	2012		2013		2014		2015		2016

Pre-tax income (loss) from continuing operations	$346,505		$162,023		$1,117,049		$1,517,254		$(1,345,192)
Fixed Charges	97,877		137,343		163,458		231,551		235,544
Total adjusted earnings available for payment of fixed charges	$444,382		$299,366		$1,280,507		$1,748,805		$(1,109,648)

Fixed Charges
Interest expense, including amortization of debt-related expenses	$97,510		$136,617		$160,051		$228,568		$232,455
Rental expense representative of interest factor	367		726		3,407		2,983		3,089
Total fixed charges	$97,877		$137,343		$163,458		$231,551		$235,544

Ratio of earnings to fixed charges	4.54	X	2.18	X	7.83	X	7.55	X	NA	(1)

(1)	Earnings are deficient to cover fixed charges by $1,345,192.